

December 29, 2010

Via U.S. Mail and Facsimile +30 210 8955 140

Christopher J. Thomas
Chief Financial Officer
Paragon Shipping Inc.
15 Karamanli Avenue GR 166 73
Voula, Greece

      Re: **Paragon Shipping Inc.**
             Form 20-F for the fiscal year ended December 31, 2009
             Filed March 31, 2010
             File No. 001-33655

Dear Mr. Thomas:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Material U.S., Marshall Islands and Liberian Income Tax Considerations, page 68

U.S. Federal Income Tax Considerations, page 69

1. Your disclosure in this section attribute**s** the material U.S. federal income tax consequences discussion to the "opinion of our U.S. tax counsel." Accordingly, please confirm that, to the extent you attribute statements or opinions to tax counsel in future filings, you will name counsel and provide counsel's address and a statement of their consent to reference of the firm in the filing. Alternatively, delete references to the opinion of counsel in future filings.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3574 with any questions.

Sincerely,

Julie F. Rizzo
Attorney-Advisor